                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                                 Amendment No. 2

                          Access Pharmaceuticals, Inc.
                          ----------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    0043M100
                                    --------
                                 (CUSIP Number)

                                  July 15, 2001
                                  -------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                    ---------------------
CUSIP No. 00431M100                   13G                    Page 2 of 12 Pages
          ---------
-----------------------                                    ---------------------

-----------  -------------------------------------------------------------------
   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Oracle Partners, L.P.
-----------  -------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [X]

                                                                      (b) [ ]

-----------  -------------------------------------------------------------------
   3         SEC USE ONLY

-----------  -------------------------------------------------------------------
   4         CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

--------------------------------------------------------------------------------
                5    SOLE VOTING POWER

                     0

             ------  -----------------------------------------------------------
 NUMBER OF      6    SHARED VOTING POWER
  SHARES
BENEFICIALLY         1,164,500
 OWNED BY    ------  -----------------------------------------------------------
    EACH        7    SOLE DISPOSITIVE POWER
REPORTING
  PERSON             0
   WITH      ------  -----------------------------------------------------------
                8    SHARED DISPOSITIVE POWER

                     1,164,500

-----------  -------------------------------------------------------------------
   9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON

             1,164,500

-----------  -------------------------------------------------------------------
   10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*

             N/A

-----------  -------------------------------------------------------------------
   11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             8.6%

-----------  -------------------------------------------------------------------
   12        TYPE OF REPORTING PERSON*

             PN

-----------  -------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                    ---------------------
CUSIP No. 00431M100                   13G                    Page 3 of 12 Pages
          ---------
-----------------------                                    ---------------------

-----------  -------------------------------------------------------------------
   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Oracle Institutional Partners, L.P.
-----------  -------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [X]

                                                                      (b)  [ ]

-----------  -------------------------------------------------------------------
   3         SEC USE ONLY

-----------  -------------------------------------------------------------------
   4         CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

-----------  -------------------------------------------------------------------
                5    SOLE VOTING POWER

                     0

             ------  -----------------------------------------------------------
 NUMBER OF      6    SHARED VOTING POWER
  SHARES
BENEFICIALLY         321,900
 OWNED BY    ------  -----------------------------------------------------------
    EACH        7    SOLE DISPOSITIVE POWER
REPORTING
  PERSON             0
   WITH      ------  -----------------------------------------------------------
                8    SHARED DISPOSITIVE POWER

                     321,900

-----------  -------------------------------------------------------------------
   9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON

             321,900

-----------  -------------------------------------------------------------------
   10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*

             N/A

-----------  -------------------------------------------------------------------
   11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             2.4%

-----------  -------------------------------------------------------------------
   12        TYPE OF REPORTING PERSON*

             00

-----------  -------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                    ---------------------
CUSIP No. 00431M100                   13G                    Page 4 of 12 Pages
          ---------
-----------------------                                    ---------------------

-----------  -------------------------------------------------------------------
   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Oracle Investment Management, Inc.
-----------  -------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [X]

                                                                      (b)  [ ]

-----------  -------------------------------------------------------------------
   3         SEC USE ONLY

-----------  -------------------------------------------------------------------
   4         CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

--------------------------------------------------------------------------------
                5    SOLE VOTING POWER

                     0

             ------  -----------------------------------------------------------
 NUMBER OF      6    SHARED VOTING POWER
  SHARES
BENEFICIALLY         442,800
 OWNED BY    ------  -----------------------------------------------------------
    EACH        7    SOLE DISPOSITIVE POWER
REPORTING
  PERSON             0
   WITH      ------  -----------------------------------------------------------
                8    SHARED DISPOSITIVE POWER

                     442,800

-----------  -------------------------------------------------------------------
   9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             442,800

-----------  -------------------------------------------------------------------
   10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*

             N/A

-----------  -------------------------------------------------------------------
   11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             3.3%

-----------  -------------------------------------------------------------------
   12        TYPE OF REPORTING PERSON*

             CO

-----------  -------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                    ---------------------
CUSIP No. 00431M100                   13G                    Page 5 of 12 Pages
          ---------
-----------------------                                    ---------------------

-----------  -------------------------------------------------------------------
   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Oracle Associates, LLC

-----------  -------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [X]

                                                                      (b) [ ]

-----------  -------------------------------------------------------------------
   3         SEC USE ONLY

-----------  -------------------------------------------------------------------
   4         CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

--------------------------------------------------------------------------------
                5    SOLE VOTING POWER

                     0

             ------  -----------------------------------------------------------
 NUMBER OF      6    SHARED VOTING POWER
  SHARES
BENEFICIALLY         1,486,400
 OWNED BY    ------  -----------------------------------------------------------
    EACH        7    SOLE DISPOSITIVE POWER
REPORTING
  PERSON             0
   WITH      ------  -----------------------------------------------------------
                8    SHARED DISPOSITIVE POWER

                     1,486,400

-----------  -------------------------------------------------------------------
   9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,486,400

-----------  -------------------------------------------------------------------
10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*

             N/A

-----------  -------------------------------------------------------------------
11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             10.9%

-----------  -------------------------------------------------------------------
12           TYPE OF REPORTING PERSON*

             OO

-----------  -------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

----------------------                                    ---------------------
CUSIP No. 00431M100                   13G                    Page 6 of 12 Pages
          ---------
-----------------------                                    ---------------------

-----------  -------------------------------------------------------------------
   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Larry N. Feinberg

-----------  -------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [X]

                                                                      (b)  [ ]

-----------  -------------------------------------------------------------------
   3         SEC USE ONLY

-----------  -------------------------------------------------------------------
   4         CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

--------------------------------------------------------------------------------
                5    SOLE VOTING POWER

                      18,300

             ------  -----------------------------------------------------------
 NUMBER OF      6    SHARED VOTING POWER
  SHARES
BENEFICIALLY         1,929,200
 OWNED BY    ------  -----------------------------------------------------------
    EACH        7    SOLE DISPOSITIVE POWER
REPORTING
  PERSON             18,300
   WITH      ------  -----------------------------------------------------------
                8    SHARED DISPOSITIVE POWER

                     1,929,200

-----------  -------------------------------------------------------------------
   9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,947,500

-----------  -------------------------------------------------------------------
   10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*

             N/A

-----------  -------------------------------------------------------------------
   11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             14.3%

-----------  -------------------------------------------------------------------
   12        TYPE OF REPORTING PERSON*

             IN

-----------  -------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a):     Name of Issuer:
---------      --------------

     The name of the issuer is Access Pharmaceuticals, Inc. (the "Company").

Item 1(b):     Address of Issuer's Principal Executive Offices:
---------      -----------------------------------------------

     The Company's principal executive office is located at 2600 Stemmons Freeway, Suite 176, Dallas, Texas 75207.

Item 2(a):     Name of Person Filing:
---------      ---------------------

     This Amendment No. 2 to Schedule 13G ("Amendment No. 2") amends the Amendment No. 1 on Schedule 13G which was filed on February 13, 2001 with respect to the Common Stock (as defined in Item 2(d) below) of the Company and is filed by:

     (i) Oracle Partners, L.P., a Delaware limited partnership ("Oracle Partners"), with respect to shares of Common Stock directly owned by it and shares of Common Stock beneficially owned by virtue of Convertible Notes (as defined in Item 4(a) below) directly owned by it;

     (ii) Oracle Institutional Partners, L.P., a Delaware limited partnership ("Oracle Institutional"), with respect to shares of Common Stock directly owned by it;

    (iii) Oracle Investment Management, Inc., a Delaware corporation (the "Investment Manager"), which serves as investment manager to and has investment discretion over the securities held by SAM Oracle Investments Inc., a British Virgin Islands corporation ("SAM Oracle"), with respect to shares of Common Stock directly owned by SAM Oracle, Oracle Offshore Limited, a Cayman Islands corporation ("Oracle Offshore"), with respect to shares of Common Stock directly owned by Oracle Offshore and Oracle Management, Inc. Employees Retirement Plan (the "Retirement Plan"), with respect to shares of Common Stock directly owned by the Retirement Plan;

     (iv) Oracle Associates, LLC, a Delaware limited liability company ("Oracle Associates"), which serves as the general partner of Oracle Partners and Oracle Institutional (together, the "Partnerships"), with respect to shares of Common Stock directly owned by the Partnerships; and

     (v) Mr. Larry N. Feinberg ("Mr. Feinberg"), who serves as the senior managing member of Oracle Associates, is the sole shareholder and president of the Investment Manager, and is the trustee of The Feinberg Family Foundation (the "Foundation"), with respect to shares of Common Stock directly owned by him (for himself and as trustee of the Foundation) and by the Partnerships, SAM Oracle, Oracle Offshore, and the Retirement Plan.

     The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b):     Address of Principal Business Office or, if None,
---------      --------------------------------------------------
               Residence:
               ---------

     The address of the principal business office of each of the Reporting Persons is 200 Greenwich Avenue, 3rd Floor, Greenwich, CT 06830.

Item 2(c):     Citizenship:
---------      -----------

     Each of the Partnerships, the Investment Manager and Oracle Associates is organized under the laws of the State of Delaware. Mr. Feinberg is a citizen of the United States of America.

Item 2(d):     Title of Class of Securities:
----------     ----------------------------

     Common Stock, $0.01 par value ("Common Stock")

Item 2(e):     CUSIP Number:
---------      ------------

     00431M100

Item 3:        If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b)
------         -----------------------------------------------------------------
               or (c), check whether the person filing is a:
               --------------------------------------------

     (a)  [ ] Broker or dealer registered under Section 15 of the Act,
     (b)  [ ] Bank as defined in Section 3(a)(6) of the Act,
     (c)  [ ] Insurance Company as defined in Section 3(a)(19) of the Act,
     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,
     (e)  [ ] Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
     (f)  [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1
              (b)(1)(ii)(F),
     (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
     (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
     (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
     (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 13d-1(c), check this box: [x]

Item 4:        Ownership:
               ---------

  A. Oracle Partners, L.P.
     ---------------------
     (a)  Amount beneficially owned: 1,164,500
     (b) Percent of class: 8.6% The percentages used herein and in the rest of this Amendment No. 2 are calculated based upon a total number of outstanding shares of Common Stock of 13,580,478 which is the sum of (i) the 12,850,478 shares of Common Stock issued and outstanding as of May 11, 2001, as reflected in the Company's Form 10-Q for the period ended March 31, 2001 and (ii) 730,000 shares of common stock which would be received upon conversion of 7% Convertible Subordinated Notes, held by Oracle Partners (459,000 shares), Oracle Institutional (127,000 shares), SAM Oracle (120,000 shares) and Oracle Offshore 24,000 shares), eligible for conversion on September 13, 2001, with a maturity date of September 13, 2005 (the "Convertible Notes"). This Amendment No. 2 is being filed to report the increase in beneficial ownership by certain of the Reporting Persons as a result of the ability to convert the Convertible Notes within 60 days from the date of the event which requires the filing of this Amendment No. 2.

     (c)  Number of shares as to which such person has:
           (i)    Sole power to vote or direct the vote: -0-
           (ii)   Shared power to vote or direct the vote: 1,164,500
           (iii)  Sole power to dispose or direct the disposition: -0-
           (iv)   Shared power to dispose or direct the disposition:
                  1,164,500

  B. Oracle Institutional Partners, L.P.
     -----------------------------------
     (a)  Amount beneficially owned: 321,900
     (b)  Percent of class: 2.4%
     (c)  Number of shares as to which such person has:
           (i)    Sole power to vote or direct the vote: -0-
           (ii)   Shared power to vote or direct the vote: 321,900
           (iii)  Sole power to dispose or direct the disposition: -0-
           (iv)   Shared power to dispose or direct the disposition:
                  321,900

  C. Oracle Investment Management, Inc.
     ----------------------------------
     (a)  Amount beneficially owned: 442,800
     (b)  Percent of class: 3.3%
     (c)  Number of shares as to which such person has:
           (i)    Sole power to vote or direct the vote: -0-
           (ii)   Shared power to vote or direct the vote: 442,800
           (iii)  Sole power to dispose or direct the disposition: -0-
           (iv)   Shared power to dispose or direct the disposition:
                  442,800

  D. Oracle Associates, LLC
     ----------------------
     (a)  Amount beneficially owned: 1,486,400
     (b)  Percent of class: 10.9%
     (c)  Number of shares as to which such person has:
           (i)    Sole power to vote or direct the vote: -0-
           (ii)   Shared power to vote or direct the vote: 1,486,400

           (iii)  Sole power to dispose or direct the disposition: -0-
           (iv)   Shared power to dispose or direct the disposition:
                  1,486,400

 E. Larry N. Feinberg
     -----------------
     (a)  Amount beneficially owned: 1,947,500
     (b)  Percent of class: 14.3%
     (c)  Number of shares as to which such person has:
           (i)    Sole power to vote or direct the vote: 18,300
           (ii)   Shared power to vote or direct the vote: 1,929,200
           (iii)  Sole power to dispose or direct the disposition: 18,300
           (iv)   Shared power to dispose or direct the disposition:
                  1,929,200

Item 5:        Ownership of Five Percent or Less of a Class:
------         --------------------------------------------

           Not applicable.

Item 6:        Ownership of More than Five Percent on Behalf of Another Person:
------         ---------------------------------------------------------------

     SAM Oracle, Oracle Offshore and the Retirement Plan, each clients of the Investment Manager, have the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the securities reported in this Amendment No. 2. No single client of the Investment Manager holds more than five percent of the class of securities reported herein.

Item 7:        Identification and Classification of the Subsidiary Which
               ---------------------------------------------------------
               Acquired the Security Being Reported on by the
               ----------------------------------------------
               Parent Holding Company:
               ----------------------
           Not applicable.

Item 8:        Identification and Classification of Members of the Group:
------         ---------------------------------------------------------

           Not applicable.

Item 9:        Notice of Dissolution of Group:
------         ------------------------------

           Not applicable.

Item 10:       Certification:
-------        -------------

     Each of the Reporting Persons hereby makes the following certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  EXHIBIT INDEX

     1. Joint Acquisition Statement (incorporated by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons with respect to the Common Stock of the Company on April 12, 2000) (the "Joint Acquisition Statement").

     2. Joinder Agreement to the Joint Acquisition Statement.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify hat the information set forth in this statement is true, complete and correct.

DATED:  August 10, 2001


                                    /s/ Larry N. Feinberg
                                    ----------------------------------------
                                    Larry N. Feinberg, individually and as
                                    senior managing member of Oracle Associates,
                                    LLC, on behalf of itself and as the general
                                    partner of Oracle Partners, L.P. and Oracle
                                    Institutional Partners, L.P., as president
                                    of Oracle Investment Management, Inc., and
                                    as trustee of The Feinberg Family Foundation

                                                                     Exhibit 2
                                                                     ---------

                JOINDER AGREEMENT TO JOINT ACQUISITION STATEMENT
                ------------------------------------------------

     Oracle Associates, LLC ("Oracle Associates") hereby agrees to be bound by the terms of that certain Joint Acquisition Statement Pursuant to Rule 13d-1(k), incorporated by reference as Exhibit 1 to the foregoing statement on Schedule 13G (the "Joint Acquisition Statement"), as if Oracle Associates was an original party and signatory thereto. Oracle Associates acknowledges and agrees that the foregoing statement on Schedule 13G is filed on behalf of each of the Reporting Persons and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the Reporting Persons without the necessity of filing additional joint acquisition statements. Oracle Associates acknowledges that each Reporting Person shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. The parties to the Joint Acquisition Statement hereby acknowledge and accept the agreement of Oracle Associates contained in this Joinder Agreement.

DATED:  August 10, 2001


                                   /s/ Larry N. Feinberg
                                   ---------------------------------------------
                                   Larry N. Feinberg, individually and as
                                   senior managing member of Oracle Associates,
                                   LLC, on behalf of itself and as the general
                                   partner of Oracle Partners, L.P. and Oracle
                                   Institutional Partners, L.P., as president
                                   of Oracle Investment Management, Inc., and as trustee of The Feinberg Family Foundation